U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         COMMUNITY HEALTH SYSTEMS INC.
__________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
__________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
__________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


                             CTW INVESTMENT GROUP

May 9, 2011

       LEADING INVESTMENT ADVISOR RECOMMENDS "AGAINST" VOTE ON COMMUNITY
                          HEALTH SYSTEMS DIRECTORS

Dear Community Health Systems Shareholders:

Dear fellow Community Health Systems shareholder:

We write to update you on events relevant to the Community Health Systems (CYH) director election on May 17 and to again urge you to vote "Against" directors James Ely III, John Fry, and Larry Cash.

Leading independent proxy advisor, ISS Governance Services (ISS), has now issued its recommendation regarding the Community director elections for the May 17 annual meeting of shareholders. ISS has recommended that shareholders oppose the re-election of Audit Committee members, directors James Ely III and John Fry for their failure to take appropriate action regarding the "significant allegations" concerning Community's Medicare billing practices. The recommendation from ISS also expressed concern regarding the lack of adequate disclosure to shareholders regarding the billing practices and the subsequent state and federal investigations into potential Medicare fraud.

The CtW Investment Group called for shareholders to oppose the reelection of Messrs. Ely and Fry, as well as Community's CFO, W. Larry Cash, at Community's annual meeting on May 17. Messrs. Ely and Fry are members of the Audit Committee and therefore bear central responsibility for oversight of the potentially fraudulent billing practices that the CtW Investment Group first brought to the attention of the board in September 2010. These practices are now the subject of private litigation and investigations by the Texas Attorney General' office and the U.S. Department of Health and Human Services'OIG./1/

LACK OF DETAILED DISCLOSURE ON COMMITTEE'S COMPLIANCE ACTIONS

"Of the 110-slide [investor] presentation, only two relate to the board's and Committee's actions in response to the suit and investigations. The purpose of the two slides was to state the board's policy of waiting until quarterly filings to disclose legal matters and discuss the board's reaction to the suit and investigations."

MISSED OPPORTUNITY TO ESTABLISH A SPECIAL COMMITTEE TO ADDRESS BILLING PRACTICES ISSUES

"CHS' Audit and Compliance Committee could have established a special or separate standing committee to focus solely on compliance oversight in light of the recent allegations and investigations relating to emergency department Medicare billing
_________________________

     /1/ While ISS did not recommend voting against Mr. Cash, it did not absolve him of culpability, failing to reach a Vote Against conclusion only because, "any failures of oversight on his part would have occurred in his role as an executive officer, not in his role as a director.

      1900 L Street, NW, Suite 900   Washington, DC 20036  - 202-721-0660
                          www.ctwininvestmentgroup.com
practices. The Committee's determination not to do so suggests a lack of urgency at the board committee level that shareholders may find troubling."

APPARENT FAILURE TO PROVIDE PROACTIVE AND AGGRESSIVE OVERSIGHT

"The Audit and Compliance Committee apparently failed to provide proactive and aggressive oversight of the company's Medicare billing practices before the onset of the recent litigation and governmental investigations related to those billing practices. In addition, the Committee's actions in response to these significant allegations do not appear to reflect an adequately high level of scrutiny of the company's billing practices. Accordingly, we recommend that shareholders vote AGAINST the re-election of Audit and Compliance Committee members James Ely III and John Fry."

Please call Richard Clayton at 202-255-6433 or visit www.ctwinvestmentgroup.com for more information.

Sincerely,


/s/ William Patterson
William Patterson
Executive Director


          THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.